FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 21, 2017, Diana Containerships Inc. (the "Company") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with an institutional investor (the "Investor") for the sale of (i) (x) 3,000 newly designated Series B-1 Convertible Preferred Shares, par value $0.01 per share and (y) warrants to purchase 6,500 Series B-1 Convertible Preferred Shares (the "RD Securities") and (ii) warrants to purchase 140,500 newly designated Series B-2 Convertible Preferred Shares, par value $0.01 per share (the "PIPE Securities").
The RD Securities are being issued and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-215748) declared effective by the U.S. Securities and Exchange Commission (the "Commission") on March 7, 2017, and the prospectus supplement thereto filed with the Commission on March 21, 2017 (the "RD Offering"). The PIPE Securities are being issued and sold in a private placement (the "Private Placement") in reliance on Regulation S under the Securities Act of 1933, as amended. In connection with the Private Placement, the Company entered into a Registration Rights Agreement with the Investor (the "Registration Rights Agreement").
Attached to this report on Form 6-K as Exhibit 3.1 is a copy of the Statement of Designations, Preferences and Rights of the Series B-1 Convertible Preferred Stock of the Company.
Attached to this report on Form 6-K as Exhibit 3.2 is a copy of the Statement of Designations, Preferences and Rights of the Series B-2 Convertible Preferred Stock of the Company.
Attached to this report on Form 6-K as Exhibit 3.3 is the Form of Warrant to purchase Series B-1 and Series B-2 Convertible Preferred Stock of the Company.
Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Registration Rights Agreement.
Attached to this report on Form 6-K as Exhibit 10.1 is a copy of the Securities Purchase Agreement.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the Commission with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File no. 333-215748), filed with the Commission with an effective date of March 7, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: March 21, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President